Leggett & Platt, Incorporated and Subsidiaries						Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of dollars)
	Nine Months		Twelve Months Ended
	Ended		December 31,
	9/30/13	9/30/12	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations including equity-method investment earnings (a)	$256.0	$242.1	$306.5	$233.7	$261.2	$195.3	$192.6
Add:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness (including amount capitalized)	34.8	30.9	44.0	39.0	38.1	38.3	50.5
Portion of rental expense under operating leases representative of an interest factor (b)	13.2	12.0	16.0	14.6	15.4	16.9	21.5
Amortization of capitalized interest	.7	.7	.9	1.0	1.0	.9	.8
Less:
Equity-method investment (earnings) loss	(.4)	(.4)	(.6)	(.4)	(.1)	.6	.1
Interest capitalized	(.5)	(.5)	(.6)	(.7)	(.4)	(.9)	(1.0)
Total Earnings (c)	$303.8	$284.8	$366.2	$287.2	$315.2	$251.1	$264.5

Fixed Charges:
Interest expense and amortization of interest rate swaps and debt discount and premium on all indebtedness	$34.3	$30.4	$43.4	$38.3	$37.7	$37.4	$49.5
Interest capitalized	.5	.5	.6	.7	.4	.9	1.0
Portion of rental expense under operating leases representative of an interest factor (b)	13.2	12.0	16.0	14.6	15.4	16.9	21.5
Total Fixed Charges	$48.0	$42.9	$60.0	$53.6	$53.5	$55.2	$72.0

Ratio of Earnings to Fixed Charges	6.3	6.6	6.1	5.4	5.9	4.5	3.7

(a) 2008 - 2012 amounts have been retrospectively adjusted to reflect the reclassification of certain operations to discontinued operations. 2008 amounts have also been retrospectively adjusted to include noncontrolling interest.

(b) Estimated portion of rent expense representing interest.

(c) Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.